U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE, Washington, D.C. 20549

Re:	Mike the Pike Productions, Inc.
Form 10-12G/A
File No. 000-55298

RE: Form AW-Withdrawal of Form 10-12G/A Registration

Dear Ladies and Gentlmen;

Mike the Pike Productions, Inc. File No: 000-55298 (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof, of the Company’s Form 10-12G/A Registration filed on April 7, 2023.

The Company requests withdrawal of the Form 10-12G/A Registration as the RW was already filed..

Regards,

Mark Newbauer

Chief Executive Officer